

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 22, 2021

Anthony Jabbour
Chief Executive Officer
Dun & Bradstreet Holdings, Inc.
101 JFK Parkway
Short Hills, NJ 07078

> **Re: Dun & Bradstreet Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2020**
> **Filed February 25, 2021**
> **File No. 001-39361**

Dear Mr. Jabbour:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2020

Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Performance Measures, page 51

1. Please present and discuss the comparable GAAP net income (loss) margin whenever Adjusted EBITDA margin is presented and discussed in your filings. Refer to Item 10(e)(1)(i) of Regulation S-K.

Consolidated Financial Statements
Consolidated Statements of Operations and Comprehensive Income (Loss), page 85

2. You present two confusingly similar line items: operating expenses and operating costs. It appears the operating costs line item represents your total operating expenses and the operating expenses line item represents only a portion of your operating expenses. Please retitle the operating expenses line item to better reflect what it actually represents. Also, breakout and separately present for each period the amounts of each material type of

operating expense not included in cost of revenues or selling and administrative expenses. In addition, ensure that the applicable newly-titled operating expenses line item(s) reflect(s) the exclusion of depreciation and amortization. Refer to Rule 5-03.3 of Regulation S-X and SAB Topic 11:B.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Suying Li at (202) 551-3335 or Rufus Decker at (202) 551-3769 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services